Exhibit 23

Consent of Independent Auditor

The Board of Directors

Matel Holdings N.V.

We consent to the incorporation by reference in the registration statements (Nos. 333-29885, 333-81813, 333-54688, 333-115871) on Form S-8 of Hungarian Telephone and Cable Corp. of our report dated June 7, 2007, with respect to the consolidated balance sheets of Matel Holdings N.V. of December 31, 2006 and 2005, and the related consolidated income statements, consolidated cash flow statements, and statements of changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2006, which report appears in this Current Report on Form 8-K/A of Hungarian Telephone and Cable Corp. filed on June 8, 2007.

/s/ KPMG Hungária Kft.

KPMG Hungária Kft.
Budapest, Hungary

June 8, 2007